Exhibit (a)(1)

FUNDAMENTAL CHANGE COMPANY NOTICE AND OFFER TO REPURCHASE FOR CASH

EXPEDIA, INC.

Fundamental Change Company Notice and

Offer to Repurchase for Cash

Any and all of its outstanding

0.125% Convertible Senior Notes due 2019

(CUSIP 43739Q AA8, ISIN US43739QAA85)

The tender offer will expire at 5:00 p.m., New York City time, on January 19, 2016, unless extended by Expedia, Inc. as provided herein (such date, as the same may be extended as provided herein, the “Expiration Date”). Holders (as defined herein) of the Notes (as defined herein) must validly tender their Notes, and not validly withdraw their Notes, at or prior to the Expiration Date to be eligible to receive the Fundamental Change Repurchase Price (as defined herein). Notes tendered may be withdrawn at any time prior to the Expiration Date.

Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”), in accordance with the Indenture (as defined herein), hereby provides this Fundamental Change Company Notice and Offer to Repurchase for Cash (as such notice and offer may be amended or supplemented, this “Notice”) to the holders (each, a “Holder”) of the 0.125% Convertible Senior Notes due 2019 (the “Notes”) of the Company. This Notice is being provided in connection with the acquisition by Expedia of HomeAway, Inc., a Delaware corporation (“HomeAway”) pursuant to the Agreement and Plan of Reorganization (the “Transaction Agreement”), dated as of November 4, 2015, by and among Expedia, HMS 1 Inc., a Delaware corporation and previously a direct wholly owned subsidiary of Expedia (“Purchaser”) and HomeAway. Pursuant to the Transaction Agreement, Purchaser conducted a tender offer for the common stock of HomeAway, par value $0.001 per share (“HomeAway common stock”) and, upon consummation of the tender offer, merged with and into HomeAway (“Merger 1”). Immediately following Merger 1, HomeAway merged with and into the Company (“Merger 2” and together with Merger 1, the “Mergers”, and the Mergers together with the tender offer for the HomeAway common stock, the “Transactions”). The effective date of the Transactions was December 15, 2015 (the “Effective Date”). On the Effective Date, each share of HomeAway common stock accepted by Purchaser upon the consummation of the tender offer for such common stock was exchanged for $10.15 in cash and 0.2065 of a share of common stock of Expedia, par value $0.0001 per share (“Expedia common stock” and such cash and share consideration together, the “Transaction Consideration”) and each outstanding share of HomeAway common stock that was not acquired by Purchaser in the tender offer was converted, as a result of the Mergers, into the right to receive the Transaction Consideration. The Transactions constituted both a “Fundamental Change” and a “Make-Whole Fundamental Change” under the Indenture relating to the Notes.

Each Holder has, subject to certain conditions, the right, at such Holder’s option, to:

•	in connection with the Fundamental Change, require the Company to repurchase (the “Repurchase Right”) for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000.00 or an integral multiple of $1,000.00 in excess thereof, on January 20, 2016 (as such date may be extended as provided herein, the “Fundamental Change Repurchase Date”) at a repurchase price equal to 100% of the principal amount of such Notes or such portion of the principal amount of Notes, as applicable, plus accrued and unpaid interest, if any, thereon from October 1, 2015 to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), which will equal approximately $1,000.38 for each $1,000.00 in principal amount of Notes;

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•	in connection with the Make-Whole Fundamental Change, elect to convert (the “Make-Whole Conversion Right”) all or any portion (if the portion to be converted is $1,000.00 principal amount or an integral multiple of $1,000.00 in excess thereof) of such Holder’s Notes into cash and shares of Expedia common stock at a conversion rate of $194.58 of cash plus 3.9587 shares of Expedia common stock (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property) per $1,000.00 principal amount of Notes (the “Make-Whole Conversion Rate”), which represents the right to receive an amount of cash and Expedia common stock (or, at the election of the Company, cash only) with an estimated value equal to approximately $713.80 per $1,000.00 principal amount of Notes based on the closing sale price of Expedia common stock on December 16, 2015. A conversion of Notes will be deemed to be “in connection with” the Make-Whole Fundamental Change if the relevant notice of conversion is received by the Conversion Agent (as defined herein) during the period from, and including December 15, 2015, the Effective Date, up to, and including, January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date; or

•	following the Fundamental Change Repurchase Date, retain all of such Holder’s Notes, or any portion of the principal amount thereof not surrendered in connection with the Repurchase Right or converted in connection with the Make-Whole Conversion Right, through maturity on April 1, 2019 (the “Maturity Date”), maintaining the right, on or after October 1, 2018 until the close of business on March 28, 2019, the second scheduled trading day immediately preceding the Maturity Date (or during certain earlier periods, subject to the satisfaction of certain conditions set forth in the Indenture), to convert such Notes into cash and shares of Expedia common stock at a conversion rate of $194.58 of cash plus 3.9587 shares of Expedia common stock (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property) per $1,000.00 principal amount of Notes (the “Conversion Rate”), which represents the right to receive an amount of cash and Expedia common stock (or, at the election of the Company, cash only) with an estimated value equal to approximately $713.80 per $1,000.00 principal amount of Notes based on the closing sale price of Expedia’s common stock on December 16, 2015, in each case, as more fully described herein. The Make-Whole Conversion Rate and the Conversion Rate are identical because, pursuant to the Indenture, the price of HomeAway common stock during the five trading day period ending on, and including, the trading day immediately preceding the Effective Date was insufficient for Holders of the Notes to be entitled to additional consideration in connection with the Transactions. This Notice is being made pursuant to the Indenture, dated as of March 31, 2014 (as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of December 15, 2015 (the “First Supplemental Indenture”), the “Indenture”), among the Company (as successor to HomeAway and with respect to the First Supplemental Indenture, in its own capacity) and U.S. Bank National Association, as trustee (the “Trustee”).

This Notice constitutes notice pursuant to Sections 14.01, 14.07 and 15.02 of the Indenture.

Holders may surrender, and the Company will accept, Notes for repurchase until 5:00 p.m., New York City time, on the Expiration Date. The Company will deposit with U.S. Bank National Association, as paying agent (the “Paying Agent”), on or prior to 11:00 a.m., New York City time, on January 20, 2016, the Fundamental Change Repurchase Date, an amount of money sufficient to repurchase all of the Notes to be repurchased at the Fundamental Change Repurchase Price.

Additional copies of this Notice may be obtained from U.S. Bank National Association at its address set forth below. U.S. Bank National Association in its role as Trustee, Paying Agent and Conversion Agent under the Indenture (the “Conversion Agent”) is not responsible for any determinations or calculations made with respect to the Make-Whole Conversion Rate or the Conversion Rate. All such determinations or calculations have been made by the Company, and U.S. Bank National Association is entitled to rely conclusively on all such determinations and calculations. Neither the Trustee, the Paying Agent nor the Conversion Agent makes any representation with respect to the accuracy or adequacy of the information contained in this Notice. The accuracy and adequacy of this Notice and the information contained herein are the sole responsibility of the Company.

U.S. Bank National Association

Global Corporate Trust Services

Attn: Specialized Finance

111 Fillmore Ave. East, EP-MN-WS2N

St. Paul, MN 55107

Facsimile: (651) 466-7367

Attention: Specialized Finance

To Confirm by Telephone: (651) 466-6783

For Information, Call:

(800) 934-6802

The date of this Notice is December 17, 2015.

Fundamental Change; Make-Whole Fundamental Change

The consummation of the Transactions constituted both a “Fundamental Change” and a “Make-Whole Fundamental Change,” each as defined in Section 1.01 of the Indenture.

In connection with the Fundamental Change, and as more fully described herein, each Holder has, subject to certain conditions, the right, by giving notice, to require the Company to repurchase all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000.00 or an integral multiple of $1,000.00 in excess thereof, at a repurchase price equal to 100% of the principal amount of such Notes or such portion of the principal amount of Notes, as applicable, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, which will equal approximately $1,000.38 for each $1,000.00 in principal amount of Notes.

As more fully described herein, the consideration due upon conversion of the Notes, whether or not “in connection with” a Make-Whole Fundamental Change, will be an amount of cash and Expedia common stock (or, at the election of the Company, cash only) with an estimated value equal to approximately $713.80 per $1,000.00 principal amount of Notes, based on a conversion rate of $194.58 of cash plus 3.9587 shares of Expedia common stock (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property) per $1,000.00 principal amount of Notes. The estimated value of the consideration due upon conversion is based on the closing sale price of Expedia common stock on December 16, 2015. The Make-Whole Conversion Rate and the Conversion Rate are identical because, pursuant to the Indenture, the price of HomeAway common stock during the five trading day period ending on, and including, the trading day immediately preceding the Effective Date was insufficient for Holders of the Notes to be entitled to additional consideration in connection with the Transactions.

A conversion of Notes will be deemed “in connection with” the Make-Whole Fundamental Change if the relevant notice of conversion is received by the Conversion Agent during the period from, and including, December 15, 2015, the Effective Date, up to, and including, January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date (the “Make-Whole Conversion Period”).

If a Holder does not convert its Notes during the Make-Whole Conversion Period and thus does not convert its Notes “in connection with” the Make-Whole Fundamental Change, such Holder may convert its Notes at any time on or after October 1, 2018 until the close of business on March 28, 2019, the second scheduled trading day immediately preceding the Maturity Date (or during certain earlier periods, subject to the satisfaction of certain conditions set forth in the Indenture).

Additional information regarding the Transactions and the Transaction Agreement is provided below in Section 1.3.

Repurchase Right

The Company hereby offers, upon the terms and subject to the conditions set forth in this Notice, to repurchase for cash any and all of its outstanding Notes. Notes accepted for payment pursuant to the Repurchase Right will be accepted only in minimum principal amounts of $1,000.00 and integral multiples of $1,000.00 in excess thereof. The Company will pay the Fundamental Change Repurchase Price for each $1,000.00 principal amount of Notes accepted for repurchase pursuant to the Repurchase Right. No tenders will be valid if submitted after the Expiration Date.

Alternatives to the Repurchase Right

Exercise Your Make-Whole Conversion Right. During the Make-Whole Conversion Period, the Notes are convertible into an amount of cash and Expedia common stock at the Make-Whole Conversion Rate. The Make-Whole Conversion Rate represents the right to convert the Notes into $194.58 of cash plus 3.9587 shares of Expedia common stock (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property) per $1,000.00 principal amount of Notes. The conversion rate of the Notes will revert from the Make-Whole Conversion Rate to the Conversion Rate after the Expiration Date, but as described below, the Conversion Rate and Make-Whole Conversion Rate are identical.

On December 16, 2015, shares of Expedia common stock closed at $131.16 per share, as reported on the NASDAQ Global Select Market (the “NASDAQ”). Based on this closing price, the estimated value of cash and Expedia common stock (or, at the election of the Company, cash only) you would receive if you exercise your Make-Whole Conversion Right would be approximately $713.80 per $1,000.00 principal amount of Notes.

Holders who convert their Notes, or who surrender their Notes for repurchase pursuant to the Repurchase Right, will, upon conversion or repurchase, as applicable, cease to have any rights with respect to such Notes converted or repurchased (other than as provided in this Notice), including the right to receive interest or principal thereon.

Retain Your Notes. If a Holder decides to retain its Notes, then such Holder will retain the right to convert its Notes, subject to the terms and conditions of, and at the times specified in, the Indenture. Such Holder will also retain the right to receive interest payments on the Notes until the Notes mature pursuant to the terms of the Indenture. The stated maturity of the Notes is April 1, 2019. The market value of the Notes may be greater than the Fundamental Change Repurchase Price you would receive were you to tender your Notes for repurchase by the Company pursuant to the Repurchase Right. The market price of the Notes may change significantly prior to or after the Expiration Date. Holders are urged to obtain current market quotations for the Notes, to the extent such current market quotations are available, prior to making any decision with respect to the Repurchase Right.

Comparison of Alternatives. See Sections 1 and 2 for a comparison of the estimated value of: (1) the Repurchase Right, if your Notes are repurchased by the Company pursuant to the Repurchase Right; (2) the Make-Whole Conversion Right, if you convert your Notes during the Make-Whole Conversion Period; and (3) the market value of the Notes, if you choose to retain your Notes.

You should review this Notice carefully and consult with your own financial and tax advisors. You must make your own independent decision as to whether or not to tender your Notes pursuant to the Repurchase Right or to convert your Notes pursuant to the Make-Whole Conversion Right and, if so, the amount of your Notes to tender or convert. None of the Company, its Board of Directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Repurchase Right, or to exercise or refrain from exercising the Make-Whole Conversion Right.

Notes surrendered for repurchase pursuant to the Repurchase Right may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Notice, all Notes are held through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase or conversion hereunder must be delivered through the transmittal procedures of DTC.

No person has been authorized to give any information or to make any representations other than those contained in this Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information.

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TABLE OF CONTENTS

SUMMARY TERM SHEET			2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS			6

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT AND MAKE-WHOLE CONVERSION RIGHT			7

1.	Information Concerning the Company.		7

	1.1	The Company.	7

	1.2	HomeAway.	9

	1.3	The Merger and the First Supplemental Indenture.	10

2.	Information Concerning the Notes.		10

	2.1	The Company’s Obligation to Purchase the Notes.	10

	2.2	Purchase Price.	11

	2.3	Make-Whole Conversion Right.	11

	2.4	Market for the Notes and the Shares of Expedia Common Stock.	13

	2.5	Interest.	14

3.	Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase.		14

	3.1	Delivery of Notes.	14

	3.2	Agreement to be Bound by the Terms of the Repurchase Right.	15

4.	Right of Withdrawal.		16

5.	Payment for Surrendered Notes; Source and Amount of Funds.		16

6.	Notes Acquired or Converted.		16

7.	Plans or Proposals of the Company.		16

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.		16

9.	Agreements Involving the Company’s Notes.		17

10.	Purchases of Notes by the Company and Its Affiliates.		17

11.	Certain U.S. Federal Income Tax Consequences.		17

12.	Additional Information.		23

13.	No Solicitations.		24

14.	Conflicts.		24

ANNEX A BOARD OF DIRECTORS AND EXECUTIVE OFFICERS			A-1

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the right of each Holder (i) to require the Company to repurchase its Notes, (ii) to convert its Notes at the Make-Whole Conversion Rate during the Make-Whole Conversion Period and/or (iii) to retain its Notes, in each case, pursuant to the terms and conditions of the Indenture, the Notes and this Notice. We urge you to read carefully the remainder of this Notice because the information in this summary is not complete. We have included section references to direct you to a more complete description of the topics in this summary. Unless stated to the contrary, or unless the context otherwise requires, references to “we,” “our,” or “us” in this Notice are to the Company and its subsidiaries.

Who is offering to repurchase my Notes?

Expedia, Inc., a Delaware corporation, is offering to repurchase any and all of your Notes, at your option, on the terms and conditions set forth in this Notice. As of December 16, 2015, there was approximately $402.5 million aggregate principal amount of Notes outstanding. (See Section 1.1)

Why are you offering to repurchase my Notes?

As a result of the Transactions, a Fundamental Change (as defined in the Indenture) occurred on December 15, 2015 (the Effective Date), and accordingly each Holder has the Repurchase Right, pursuant to Article 15 of the Indenture. (See Section 1.3)

How much will you pay for my Notes and what is the form of payment?

We will pay, in cash, a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, together with any accrued and unpaid interest to, but excluding, the date of repurchase of the Notes. The Fundamental Change Repurchase Price is based solely on the requirements of the Indenture and the Notes and is not intended to bear any relationship to the market value of the Notes or the market value of the shares of Expedia common stock into which the Notes are convertible. (See Section 2.2)

How can I determine the market value of my Notes?

The Notes are currently traded over-the-counter. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price and implied volatility of the shares of Expedia common stock into which the Notes are convertible and the market for similar notes. Holders are urged to obtain current market quotations for the Notes, to the extent such current market quotations are available, prior to making any decision with respect to the Repurchase Right. (See Section 2.4)

When does the Repurchase Right expire?

The Repurchase Right expires at 5:00 p.m., New York City time, on the Expiration Date, which is January 19, 2016. We do not intend to extend the period that Holders have to exercise the Repurchase Right unless required by applicable law, regulation or rule. (See Section 2.1)

If I tender my Notes, when will I receive payment for them?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Repurchase Right. We will deposit with the Paying Agent, on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date, which is expected to be January 20, 2016 (subject to extension as provided herein), an amount of money sufficient to repurchase all of the Notes to be repurchased at the Fundamental Change Repurchase Price. The Paying Agent will then pay the money to DTC, as the sole record holder of Notes, following the later of (x) the Fundamental Change Repurchase Date and (y) the time of book-entry transfer of the accepted Notes to the account of the Paying Agent at DTC. (See Section 5)

What are the conditions to your repurchase of the Notes?

Our repurchase of outstanding Notes validly tendered and not validly withdrawn is not subject to any condition other than that the repurchase be lawful and the procedural requirements described in this Notice be satisfied. (See Section 2.1)

What is the Make-Whole Conversion Right with respect to my Notes?

The Transactions constituted a Make-Whole Fundamental Change. The consideration due upon conversion of the Notes, whether or not “in connection with” a Make-Whole Fundamental Change, will be an amount of cash and Expedia common stock (or, at the election of the Company, cash only) with an estimated value equal to approximately $713.80 per $1,000.00 principal amount of Notes, based on a conversion rate of $194.58 of cash plus 3.9587 shares of Expedia common stock (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property) per $1,000.00 principal amount of Notes. Such consideration due upon conversion is based on the closing sale price of Expedia common stock on December 16, 2015.

A conversion of Notes will be deemed “in connection with” the Make-Whole Fundamental Change if a valid notice of conversion of the Notes is received by the Conversion Agent during the period from, and including, December 15, 2015, the Effective Date, up to, and including, January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date.

Under the terms of the Indenture, any Holder that converts its Notes in connection with a Make-Whole Fundamental Change may be entitled to receive an additional amount of cash and shares of Expedia common stock (or, at the election of the Company, cash only) in excess of the Conversion Rate, which additional amount is determined by reference to a table in Section 14.03(e) of the Indenture, based on the effective date of the Make-Whole Fundamental Change (in this instance, December 15, 2015) and the average of the last reported sale prices of the property into which the Notes are convertible at the time of the Make-Whole Fundamental Change (in this instance, HomeAway common stock) over the five trading day period ending on, and including, the trading day immediately preceding the effective date of the Make-Whole Fundamental Change (the “Stock Price”). The Stock Price of HomeAway common stock used to determine the Make-Whole Conversion Rate was $35.81 per share. At this Stock Price, the Indenture provides that a converting Holder will receive no additional cash or shares of Expedia common stock in excess of the Conversion Rate. Accordingly, the Make-Whole Conversion Rate and the Conversion Rate are identical. (See Section 2.3)

The conversion rate of the Notes will revert from the Make-Whole Conversion Rate to the Conversion Rate after January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date, but as described above, the Conversion Rate and Make-Whole Conversion Rate are presently identical. Subsequent to the date of this Notice, the Conversion Rate is subject to change in accordance with the Indenture.

If I exercise my Repurchase Right or my Make-Whole Conversion Right, may I change my mind?

While an exercise of your Repurchase Right may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, an exercise of your Make-Whole Conversion Right is irrevocable. (See Section 2.3)

What are my rights if I retain my Notes?

If you do not surrender your Notes pursuant to the Repurchase Right and do not convert your Notes pursuant to the Make-Whole Conversion Right, you may retain your Notes pursuant to their terms through maturity on April 1, 2019, or otherwise transfer or exchange such Notes in the ordinary course. Moreover, you will retain the right to convert your Notes for cash and shares of Expedia common stock at the Conversion Rate, subject to any applicable anti-dilution adjustments, on or after October 1, 2018 until the close of business on March 28, 2019, the second scheduled trading day immediately preceding the Maturity Date (or during certain earlier periods, subject to the satisfaction of certain conditions set forth in the Indenture). You will also retain the right to receive interest payments on the Notes pursuant to the terms of the Indenture and the Notes. The Notes will be repaid on the Maturity Date at the principal amount thereof, plus accrued but unpaid interest to but excluding the Maturity Date. (See Section 2.3)

Is the Board of Directors making any recommendation as to the Repurchase Right or the Make-Whole Conversion Right?

None of the Company, its Board of Directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Repurchase Right or to exercise or refrain from exercising the Make-Whole Conversion Right. You must make your own independent decision as to whether or not to exercise your Repurchase Right or to exercise your Make-Whole Conversion Right and, if so, the principal amount of your Notes to tender or convert. The Repurchase Right, and our offer to purchase Notes as described in this Notice, is based solely on the contractual requirements of the Indenture and the Notes.

How do I tender my Notes for repurchase?

To tender your Notes for repurchase pursuant to the Repurchase Right, you must deliver the Notes to the Paying Agent through the transmittal procedures of DTC on or after the date of this Notice, but no later than 5:00 p.m., New York City time, on the Expiration Date.

•	If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Notes and instruct that nominee to tender the Notes on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should tender your Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and procedures of that system.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary transmittal procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

By surrendering, or instructing your nominee to surrender, your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Repurchase Right set forth in this Notice. (See Section 3.1)

Until what time can I withdraw previously tendered Notes?

You can withdraw Notes previously tendered for repurchase at any time until 5:00 p.m., New York City time, on January 19, 2016, which is also the Expiration Date. (See Section 4)

How do I withdraw previously tendered Notes?

To withdraw all or a portion of previously tendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously tendered Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date. (See Section 4)

If I want to convert my Notes, what should I do?

If you want to exercise the Make-Whole Conversion Right, you must (i) cause to be completed the appropriate instruction form for exchange pursuant to DTC’s book-entry exchange program, (ii) furnish any required endorsements and transfer documents, (iii) if required pursuant to the Indenture, pay funds equal to interest payable on the next interest payment date to which you are not entitled, (iv) pay transfer taxes if required pursuant to the Indenture, and (v) inform the Trustee or Conversion Agent of the conversion in accordance with customary practice of DTC. Please direct any questions or requests for assistance in connection with the surrender of Notes for exchange to the Conversion Agent at the address and telephone and facsimile numbers set forth on the cover of this Notice. (See Section 2.3)

Do I need to do anything if I do not wish to tender my Notes for repurchase or convert my Notes?

No. If you do not tender your Notes for repurchase or exercise the Make-Whole Conversion Right before 5:00 p.m., New York City time, on the Expiration Date, we will not repurchase your Notes, your Notes will not be converted and your Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

If I choose to tender my Notes for repurchase, do I have to tender all of my Notes?

No. You may tender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to tender a portion of your Notes for repurchase, however, you must tender Notes in an aggregate principal amount of $1,000.00 or any integral multiples of $1,000.00 in excess thereof. (See Section 3)

If I choose to tender my Notes for repurchase, when will interest cease to accrue on them?

Interest on Notes tendered pursuant to the Repurchase Right will cease to accrue as of the end of the day immediately preceding the Fundamental Change Repurchase Date, provided that we have not defaulted in making payment of the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date. (See Section 2.5)

Do I have to pay a commission if I tender my Notes for repurchase?

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with exercising the Repurchase Right. However, there may be commissions you need to pay to your broker in connection with your tender of the Notes for repurchase.

What are the U.S. federal income tax consequences of exercising the Repurchase Right?

The receipt of cash in exchange for Notes pursuant to exercise of the Repurchase Right or the Make-Whole Conversion Right generally will be taxable for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax consequences applicable to holders of Notes that have their Notes purchased pursuant to the Repurchase Right, or that convert their Notes pursuant to the Make-Whole Conversion Right, see “Certain U.S. Federal Income Tax Considerations.” (Section 11). You should consult your own tax advisor with respect to the specific tax consequences to you of exercising the Repurchase Right or the Make-Whole Conversion Right in light of your particular circumstances.

Who is the Paying Agent and Conversion Agent?

U.S. Bank National Association, the Trustee under the Indenture, is also serving as Paying Agent in connection with the transactions contemplated by the Repurchase Right and the Conversion Agent in connection with the transactions contemplated by the Make-Whole Conversion Right, and may be contacted at the address and telephone number set forth on the cover of this Notice.

Whom can I talk to if I have questions about the Repurchase Right?

Questions and requests for assistance in connection with the tender of Notes for repurchase pursuant to the Repurchase Right may be directed to the Paying Agent at the address and telephone number set forth on the cover of this Notice.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notice memorandum and the documents incorporated by reference herein contain “forward-looking statements.” These statements are not guarantees of future performance. These forward-looking statements reflect views and assumptions regarding expectations and projections about future events and are based on currently available information or information available on the date of any document incorporated by reference. The use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” and “believes,” among others, generally identifies forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of our business. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, but not limited to: an increasingly competitive global environment; risks related to our dynamic industry; changes in search engine algorithms and dynamics or other traffic-generating arrangements; our failure to maintain and expand our relationships and contractual agreements with travel suppliers or travel distribution partners; our failure to maintain and expand our brand awareness or increased costs to do so; our failure to invest in and adapt to technological developments or industry trends; risks related to our acquisitions, investments or significant commercial arrangements; risks related to our operations in international markets, including China; our failure to comply with current laws, rules and regulations, or changes to such laws, rules and regulations; application of existing tax laws, rules or regulations; amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are a party; declines or disruptions in the travel industry; payments-related and fraud risks; fluctuations in foreign exchange rates; volatility in our stock price; liquidity constraints or our inability to access the capital markets when necessary or desirable; system interruption, security breaches or lack of redundancy in our information systems; our failure to comply with governmental regulation and other legal obligations related to our processing, storage and use of personal information, payment card information and other consumer data; failure to retain or motivate key personnel or hire, retain and motivate qualified personnel, including senior management; changes in control of the Company; management and director conflicts of interest; risks related to actions taken by our business partners and third party service providers, including failure to comply with our requirements or standards or the requirements or standards of governmental authorities, or any cessation of their operations; risks related to the failure of counterparties to perform their financial obligations; risks related to our long-term indebtedness; our inability to effectively operate our businesses due to restrictive covenants in the agreements governing our indebtedness; our failure to protect our intellectual property or proprietary information from copying or use by others, including potential competitors; and other risks discussed under the heading “Risk Factors” in the Company’s public filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2014 and subsequent Forms 10-Q, and HomeAway’s public filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2014 and subsequent Forms 10-Q.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notice and in any related supplement the Company prepares or authorizes, and documents incorporated by reference into this Notice, may not in fact occur. Accordingly, you should not place undue reliance on those statements. Except as required by law, we undertake no obligation, and do not intend, to publicly or otherwise update or revise any forward-looking statement or other statement in this Notice or in any related supplement the Company prepares or authorizes or documents incorporated by reference into this Notice, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results express or implied by these forward-looking statements will not be realized.

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT AND MAKE-WHOLE

CONVERSION RIGHT

1.	Information Concerning the Company.

1.1	The Company.

Expedia is an online travel company, empowering business and leisure travelers through technology with the tools and information they need to efficiently research, plan, book and experience travel. We seek to grow our business through a dynamic portfolio of travel brands, including our majority-owned subsidiaries that feature the world’s broadest supply portfolio—including more than 271,000 properties in 200 countries, 400 airlines, approximately 6.8 million packages sold in the twelve month period ended September 30, 2015, rental cars, cruises, as well as destination services and activities. Travel suppliers distribute and market products via our traditional desktop offerings, as well as through alternative distribution channels including mobile and social media, our private label business and our call centers in order to reach our extensive, global audience. For the quarter ended September 30, 2015, more than one in four room nights were booked on a mobile device and, in general, more than 50% of mobile bookings via Brand Expedia and Hotels.com were completed within two days of travel. In addition, our advertising and media businesses help other businesses, primarily travel providers, reach a large audience of travelers around the globe.

Expedia is one of the world’s largest online travel companies, yet our gross bookings represent only about 4% of total worldwide travel spending. For the twelve month period ended September 30, 2015, our total revenue for all products was $6.3 billion, of which 70% was attributable to our hotel product, yet this only accounted for approximately 8% of the total U.S. hotel room nights. We believe by deepening and expanding our global reach and selection of travel products, we are able to diversify our revenue mix and be poised for business growth. During the twelve months ended September 30, 2015, our travelers, located in more than 70 countries, performed more than seven billion flight searches on our websites.

Our portfolio of brands, which we describe below, includes: Expedia.com®, a leading full service online travel company with localized sites in 32 countries; Hotels.com®, the hotel specialist that offers Hotels.com® Rewards and Secret Prices through its mobile booking apps and localized websites in more than 65 countries; Hotwire®, a leading discount travel site that offers Hot Rate® Hotels, Hot Rate® Cars and Hot Rate® Airfares, as well as vacation packages; Orbitz Worldwide, a global travel portfolio including Orbitz, ebookers, HotelClub and CheapTickets, brands and business-to-business offerings, including Orbitz Partner Network and Orbitz for Business; Travelocity®, a pioneer in online travel and a leading online travel brand in the United States and Canada; Egencia®, a leading corporate travel management company; Venere.com™, an online hotel reservation specialist in Europe; trivago®, a leading online hotel search with sites in 52 countries; Wotif Group, a leading portfolio of travel brands, including Wotif.com®, Wotif.co.nz, lastminute.com.au®, lastminute.co.nz and travel.com.au®; Expedia Local Expert®, a provider of online and in-market concierge services, activities, experiences, and ground transportation in hundreds of destinations worldwide; Classic Vacations®, a top luxury travel specialist; Expedia® CruiseShipCenters®, a provider of exceptional value and expert advice for travelers booking cruises and vacations through its network of 200 retail travel agency franchises across North America; CarRentals.com™, the premier car rental booking company on the web; and Expedia® Affiliate Network (“EAN”), which powers bookings for some of the world’s leading airlines and hotels, top consumer brands, high traffic websites, and thousands of active affiliates.

Portfolio of Brands

Expedia operates a strong brand portfolio with global reach, targeting a broad range of travelers, travel suppliers and advertisers. We know that consumers typically visit multiple travel sites prior to booking travel, and having a multi-brand strategy increases the likelihood that those consumers will visit one or more of our sites. We also market to consumers through a variety of channels, including internet search and metasearch sites, and having multiple brands appear in search results also increases the likelihood of attracting visitors. Our brands tailor their product offerings and websites to particular traveler demographics. For example, Hotwire finds deep discount deals for the budget-minded travel shopper while our Classic Vacations brand targets high-end, luxury travelers. Brand Expedia spans the widest swath of potential customers with travel options across a broad value spectrum, while our Hotels.com brand focuses specifically on a hotel only product offering.

Brand Expedia. As the largest full-service online travel brand in the world, our Expedia-branded websites, including Expedia.com in the United States, make a large variety of travel products and services available directly to travelers through websites in 32 countries across the globe. Brand Expedia serves many different types of travelers, from families booking a summer vacation to individual travelers arranging a quick weekend getaway, as well as unmanaged business travelers. Travelers can search for, compare information about (including pricing, availability and verified traveler reviews) and book travel products and services on Expedia-branded websites and mobile apps, including airline tickets, lodging, car rentals, cruises, insurance and many local expert services—such as airport transfers, local attractions, activities and tours—from a large number of suppliers, on both a stand-alone and package basis. In March 2015, we acquired a controlling interest in a joint venture with AirAsia, a low cost carrier serving the Asia-Pacific region, as a result of the purchase of an additional 25% equity interest in the joint venture we formed with them in July 2011. This investment increased our total ownership in the venture to 75% and we consider this business to be a key part of our Asia Pacific strategy. Following the close of the transaction in March 2015, the financial results of the AirAsia-Expedia venture are included in Expedia’s consolidated financial statements.

Hotels.com Worldwide. Hotels.com is focused entirely on marketing and distributing hotel rooms. Hotels.com, with 89 localized sites worldwide and market leading mobile apps on all major platforms, offers travelers a broad selection of hotel properties. Because of its single product offering, Hotels.com is often our first entry point into a region allowing us to evaluate the market opportunity prior to adding additional brands and product offerings. Welcome Rewards®, the Hotels.com loyalty program, established in 2008, offers travelers the ability to earn one free night for every ten nights stayed.

Hotwire. Hotwire offers a travel booking service that matches flexible, price-sensitive travelers with suppliers who have excess seats, rooms and cars they offer at lower rates than retail. Many of these deals are presented “opaquely” where the brand of the travel supplier is not revealed until after the customer books. Hotwire travelers may enjoy significant discounts by electing to book travel services without knowing certain itinerary details such as brand and exact hotel location, while suppliers create value from excess availability without diluting their core, brand-loyal traveler base. Through its U.S. and international sites, Hotwire partners with leading hotel companies worldwide, brand-name domestic and international airlines, and major car rental companies in the United States.

Travelocity. After entering into an exclusive, long-term strategic marketing agreement with Travelocity during the third quarter of 2013, under which Brand Expedia powered the technology platform, supply and customer service for Travelocity’s existing websites in the United States and Canada, in January 2015, Expedia, Inc. acquired the Travelocity brand and associated assets from Sabre Corporation and terminated the strategic marketing and other related agreements.

Orbitz. In September 2015, Expedia acquired Orbitz Worldwide, Inc., including all of its brands and assets. Orbitz Worldwide is a global travel portfolio including Orbitz, ebookers, HotelClub and CheapTickets, brands and business-to-business offerings, including Orbitz Partner Network and Orbitz for Business.

Egencia. Our full-service travel management company offers travel products and services to corporations and corporate travelers. Egencia maintains a global presence in 65 countries across North America, Europe and Asia Pacific. Egencia provides, among other things, local telephone assistance with expert travel consultants, centralized online and mobile booking tools for employees of its corporate customers, unique supply targeted at business travelers, and consolidated reporting for global, large and “SME” (small and medium size enterprise) business segments. Egencia charges its corporate clients account management fees, as well as transactional fees for making or changing bookings. In addition, Egencia provides on-site agents to some corporate clients to more fully support the account. Egencia also offers consulting and meeting management services. We believe the corporate travel sector represents a significant opportunity for Expedia through Egencia’s compelling technology solution for businesses seeking to optimize travel costs and improve employees’ travel experiences by moving the focus of the corporate travel program to online and mobile services versus the traditional call center approach.

Venere. The Venere website, www.venere.com, lists hotel properties in hundreds of locations around the world and provides hotel partners with geographically diverse sources of demand.

trivago. trivago is our majority-owned hotel metasearch company, based in Dusseldorf, Germany, featuring price comparison from more than 900,000 hotels. Officially launched in 2005, trivago is one of the best known travel brands in Europe and is expanding globally with sites in more than 50 countries.

Wotif Group. In November 2014, Expedia, Inc. completed the acquisition of Wotif Group, a leading Australian online travel company. With the migration of the Wotif.com website to the Company’s technology platforms substantially completed, it can now offer expanded hotel choices for Wotif.com consumers.

Expedia Local Expert. Our Expedia Local Expert network offers online and in-market concierge services, activities, experiences, attractions and ground transportation. With access to a rich portfolio of thousands of tours and adventures, LX can be found on 27 Expedia-branded websites, and operates more than 100 concierge and activity desks in major resort destinations.

Classic Vacations. Classic Vacations offers individually tailored vacations primarily through a national network of third-party retail travel agents. Classic Vacations delivers a full line of premium vacation packages—air, hotels, car rentals, activities, cruises and private transportation—to create customized luxury vacations in Hawaii, the Caribbean, Mexico, Costa Rica, Europe, Australia, New Zealand, Fiji, Maldives, Dubai, Seychelles and Tahiti. Travel agents and travelers can preview our product offering through our websites, www.classicforagents.com and www.classicvacations.com.

Expedia CruiseShipCenters. Expedia CruiseShipCenters is a leading seller of cruises and vacations. The franchise company has 200 retail locations across North America, a team of nearly 4,000 professionally-trained vacation consultants and a searchable online database of more than 200,000 staterooms.

CarRentals.com. CarRentals.com is an online car rental marketing and retail firm offering a diverse selection of car rentals direct to consumers. Following the Company’s acquisition of Auto Escape Group, one of Europe’s leading online car rental reservation companies, in July 2014, the Auto Escape Group joined with the CarRentals.com brand. With CarRentals.com’s international expansion, it is able to provide our customers more choices across the globe and help our supply partners expand their marketing reach.

Expedia Affiliate Network. Our private label, business-to-business brand Expedia Affiliate Network makes hotel services available to travelers through third-party company-branded websites, including some of the leading regional online travel companies and airline suppliers. EAN offers an Application Programming Interface and template solution and generally compensates partners on a revenue or gross profit-share basis.

1.2	HomeAway.

On December 15, 2015, pursuant to the Transaction Agreement, the Company acquired HomeAway and all of its brands.

HomeAway operates an online marketplace for the vacation rental industry, with sites representing over one million paid listings of vacation rental homes in over 190 countries. HomeAway is headquartered in Austin, Texas and has operations in select areas internationally. The HomeAway portfolio includes the vacation rental websites HomeAway.com, VRBO.com and VacationRentals.com in the United States; HomeAway.co.uk and OwnersDirect.co.uk in the United Kingdom; HomeAway.de in Germany; Abritel.fr and Homelidays.com in France; HomeAway.es and Toprural.es in Spain; AlugueTemporada.com.br in Brazil; HomeAway.com.au and Stayz.com.au in Australia; and travelmob.com in Singapore. HomeAway also owns a majority interest in Bookabach.com.nz, a vacation rental site in New Zealand, and operates BedandBreakfast.com, a comprehensive global site for finding bed-and-breakfast properties. In addition to its online marketplace, HomeAway also offers software solutions to property managers through its HomeAway Software for Professionals and Glad to Have You products.

1.3	The Merger and the First Supplemental Indenture.

On November 4, 2015, the Company entered into the Agreement and Plan of Reorganization by and among the Company, Purchaser and HomeAway. On December 15, 2015, Purchaser acquired approximately 64.8% of the issued and outstanding HomeAway common stock as a result of the consummation of the tender offer conducted pursuant to the Transaction Agreement. Purchaser subsequently merged with and into HomeAway, with HomeAway surviving the merger, and immediately thereafter, HomeAway merged with and into the Company, with the Company surviving the merger. On the Effective Date, each share of HomeAway common stock accepted by Purchaser upon the consummation of the tender offer conducted pursuant to the Transaction Agreement was exchanged for the Transaction Consideration and each outstanding share of HomeAway common stock that was not acquired by Purchaser pursuant to that offer was converted, as a result of the Mergers, into the right to receive the Transaction Consideration. As the Transactions constituted a “Fundamental Change” and a “Make-Whole Fundamental Change” under the Indenture, each Holder has the Repurchase Right described herein, pursuant to Article 15 of the Indenture and the Make-Whole Conversion Right described herein, pursuant to Article 14 of the Indenture.

In connection with the Transactions, the Company, HomeAway and the Trustee executed the First Supplemental Indenture, dated as of December 15, 2015. The First Supplemental Indenture provided for a change in the right to convert the Notes resulting from the merger event. In accordance with Section 14.07 of the Indenture, from and after the effective time of the Mergers, the right of Holders to convert each $1,000.00 principal amount of Notes into cash, shares of HomeAway common stock or a combination of cash and shares of HomeAway common stock in accordance with the terms of the Indenture changed to a right of such Holders to convert each $1,000.00 principal amount of Notes into the “Reference Property” as defined in the Indenture (i.e., the Transaction Consideration), at the applicable conversion rate, in accordance with the terms and conditions of the Indenture. The provisions of the Indenture, as modified by the First Supplemental Indenture, will continue to apply, mutatis mutandis, to Holders’ right to convert each $1,000.00 principal amount of Notes into the Transaction Consideration.

The foregoing summary of the First Supplemental Indenture is qualified by the full text of the First Supplemental Indenture, which supplemental indenture has been filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 15, 2015 and incorporated herein by reference. See Section 12.

2.	Information Concerning the Notes.

The Notes were issued pursuant to the Indenture, dated as of March 31, 2014, by and between HomeAway and the Trustee. The First Supplemental Indenture provided for a change in the right to convert the Notes resulting from the acquisition of HomeAway described above.

The Notes mature on April 1, 2019. As of December 16, 2015, there was approximately $402.5 million aggregate principal amount of Notes outstanding.

We have appointed the Trustee as Paying Agent in connection with the Repurchase Right and the Trustee serves as the Conversion Agent in connection with the Make-Whole Conversion Right.

2.1	The Company’s Obligation to Repurchase the Notes.

Pursuant to the terms of the Notes and the Indenture, upon the occurrence of the Transactions, which constituted a Fundamental Change, we became obligated to repurchase, at the Fundamental Change Repurchase Price, all Notes validly tendered for repurchase by Holders pursuant to the Repurchase Right. The Fundamental Change Repurchase Price for the Notes is payable in cash, and is equal to 100% of the principal amount thereof, plus accrued and unpaid interest to but excluding the Fundamental Change Repurchase Date. The Indenture requires that the Fundamental Change Repurchase Date be a date chosen by the Company that is not less than 20 and no more than 35 calendar days after the date of the Company’s notice to Holders that a Fundamental Change has occurred and of the Repurchase Right. This Notice, which constitutes a “Fundamental Change Company Notice” pursuant to Article 15 of the Indenture, is first being delivered to Holders on December 17, 2015.

The Repurchase Right will expire at 5:00 p.m., New York City time, on January 19, 2016. We do not intend to extend the period that holders have to exercise their Repurchase Right unless required to do so by applicable law, regulation or rule. Our repurchase of outstanding Notes validly tendered and not validly withdrawn is not subject to any condition other than that the purchase be lawful and the procedural requirements described in this Notice be satisfied.

There is no financing condition in connection with the Company’s obligation to consummate the Repurchase Right.

2.2	Repurchase Price.

Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by us for the Notes pursuant to the Repurchase Right is 100% of the principal amount of the Notes validly surrendered for repurchase, plus any accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. The Fundamental Change Repurchase Price will be approximately $1,000.38 per $1,000.00 in principal amount of Notes, assuming the Fundamental Change Repurchase Date is not extended. The Fundamental Change Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered for repurchase, and not validly withdrawn, prior to 5:00 p.m., New York City time, on the Expiration Date. Interest on those Notes will cease to accrue as of the end of the day immediately preceding the Fundamental Change Repurchase Date. Notes surrendered for repurchase will be accepted only in principal amounts equal to $1,000.00 or integral multiples of $1,000.00 in excess thereof. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Fundamental Change Repurchase Price to the Holder of such Notes.

The Fundamental Change Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market value of the Notes or the value of the Transaction Consideration. In fact, the Fundamental Change Repurchase Price may be less than the market value of the Notes. The market price of the Notes may change significantly prior to or after the Expiration Date. Holders are urged to obtain the best available information as to the market value of the Notes, to the extent available, and the market value of shares of Expedia common stock before making a decision whether to surrender their Notes for repurchase. As of December 16, 2015, the value of the cash and Expedia common stock (or, at the election of the Company, cash only) payable upon conversion of $1,000.00 principal amount of Notes at the Conversion Rate or at the Make-Whole Conversion Rate was approximately $713.80 (using the closing price of Expedia common stock reported on the NASDAQ).

None of the Company, its Board of Directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to the Repurchase Right or to exercise the Make-Whole Conversion Right. Each Holder must make its own decision as to whether to surrender Notes for repurchase, exercise its Make-Whole Conversion Right or retain its Notes, based on such Holder’s assessment of the market value of the Notes, the value of the cash and shares of Expedia common stock into which the Notes are convertible and other relevant factors.

2.3	Make-Whole Conversion Right.

Because the Merger constituted a Make-Whole Fundamental Change under the Indenture, Holders may elect to convert their Notes, during the period from, and including, the Effective Date to, and including, January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date, into cash and shares of Expedia common stock (or, at the election of the Company, cash only) at the Make-Whole Conversion Rate, or $194.58 of cash plus 3.9587 shares of Expedia common stock per $1,000.00 in principal amount of Notes (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property).

A conversion of Notes will be deemed “in connection with” the Make-Whole Fundamental Change if a valid notice of conversion of the Notes is received by the Conversion Agent during the period from, and including, December 15, 2015, the Effective Date, up to, and including, January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date.

Under the terms of the Indenture, any Holder that converts its Notes in connection with a Make-Whole Fundamental Change may be entitled to receive an additional amount cash and shares of Expedia common stock (or, at the election of the Company, cash only) in excess of the Conversion Rate, which additional amount is determined by reference to a table in Section 14.03(e) of the Indenture, based on the effective date of the Make-Whole Fundamental Change (in this instance, December 15, 2015) and the average of the last reported sale prices of the property into which the Notes are convertible at the time of the Make-Whole Fundamental Change (in this instance, HomeAway common stock) over the five trading day period ending on, and including, the trading day immediately preceding the effective date of the Make-Whole Fundamental Change. The Stock Price of HomeAway common stock used to determine the Make-Whole Conversion Rate was $35.81 per share. At this Stock Price, the Indenture provides that a converting Holder will receive no additional cash or shares of Expedia common stock in excess of the Conversion Rate. Accordingly, the Make-Whole Conversion Rate and the Conversion Rate are identical.

The conversion rate of the Notes will revert from the Make-Whole Conversion Rate to the Conversion Rate after January 19, 2016, the business day immediately prior to the Fundamental Change Repurchase Date, but as described above, the Conversion Rate and Make-Whole Conversion Rate are presently identical. Subsequent to the date of this Notice, the Conversion Rate is subject to change in accordance with the Indenture.

Because all Notes are held of record by DTC, in order to convert Notes into shares of Expedia common stock, a Holder must (i) cause to be completed the appropriate instruction form for exchange pursuant to DTC’s book-entry exchange program, (ii) furnish any required endorsements and transfer documents, (iii) if required pursuant to the Indenture, pay funds equal to interest payable on the next interest payment date to which you are not entitled, (iv) pay transfer taxes if required pursuant to the Indenture, and (v) inform the Conversion Agent of the conversion in accordance with customary practice of DTC.

We are relying upon an exemption pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, to exempt from registration the shares of Expedia common stock that are issuable in connection with the Make-Whole Conversion Right.

If you wish to convert your Notes, you should not surrender your Notes pursuant to the Repurchase Right.

Examples of Your Consideration Alternatives

YOU ARE UNDER NO OBLIGATION TO EITHER (I) SURRENDER YOUR NOTES FOR REPURCHASE PURSUANT TO THE REPURCHASE RIGHT OR (II) CONVERT YOUR NOTES PURSUANT TO THE MAKE-WHOLE CONVERSION RIGHT DESCRIBED HEREIN. YOU MAY DECIDE TO TAKE NO ACTION AND RETAIN YOUR NOTES.

Assuming you hold a Note in the principal amount of $1,000.00, you may choose to:

•	Surrender the Note for Cash: If you exercise the Repurchase Right prior to the Expiration Date, you will receive $1,000.00 in cash plus accrued but unpaid interest to, but excluding, the Fundamental Change Repurchase Date. Assuming the Fundamental Change Repurchase Date is January 20, 2016, the Fundamental Change Repurchase Price will be $1,000.38.

•	Convert the Note at the Make-Whole Conversion Rate: If you exercise your Make-Whole Conversion Right during the Make-Whole Conversion Period, you will receive $194.58 plus 3.9587 shares of Expedia common stock per $1,000.00 principal amount of Notes (or, at the election of the Company, cash or a combination of cash and such property, in each case with a value equivalent to the value of such property). On December 16, 2015, Expedia common stock closed at $131.16 per share, as reported on the NASDAQ. Accordingly, on that date the estimated value of the cash and Expedia common stock (or, at the election of the Company, cash only) that you would receive in exchange for $1,000.00 principal amount of Notes at the Make-Whole Conversion Rate would be $713.80.

•	Retain the Note: You may choose to continue holding your Note or otherwise transfer or exchange it in the ordinary course. Moreover, you will retain the right to convert your Notes for cash and shares of Expedia common stock at the Conversion Rate, subject to any applicable anti-dilution adjustments, on or after October 1, 2018 until the close of business on March 28, 2019, the second scheduled trading day immediately preceding the Maturity Date (or during certain earlier periods, subject to the satisfaction of certain conditions set forth in the Indenture). You will also retain the right to receive interest payments on the Notes pursuant to the terms of the Indenture and the Note. The Notes will be repaid on the Maturity Date at the principal amount thereof, plus accrued but unpaid interest to but excluding the Maturity Date.

THE CURRENT MARKET VALUE OF THE NOTES MAY BE GREATER THAN THE FUNDAMENTAL CHANGE REPURCHASE PRICE WE ARE OFFERING PURSUANT TO THE REPURCHASE RIGHT. HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES, TO THE EXTENT SUCH CURRENT MARKET QUOTATIONS ARE AVAILABLE, PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE REPURCHASE RIGHT.

2.4	Market for the Notes and the Shares of Expedia Common Stock.

Notes. The Notes are currently traded over-the-counter. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the shares of Expedia common stock into which the Notes are convertible and the market for similar Notes. Following the expiration of the Repurchase Right, we expect that Notes not repurchased under the Repurchase Right will continue to be traded over-the-counter. However, the trading market for the Notes may be significantly more limited, depending on the amount of Notes tendered pursuant to the Repurchase Right or converted pursuant to the Make-Whole Conversion Right. As of December 16, 2015, there was approximately $402.5 million aggregate principal amount of Notes outstanding and Cede & Co., as nominee of DTC, was the sole record Holder of the Notes.

Expedia Shares. The Notes are currently convertible into, in part, shares of Expedia common stock, as described in Section 2.3 of this Notice. The following table sets forth, for the periods indicated, the high and low sales prices of shares of Expedia common stock as reported on the NASDAQ.

	Shares of Expedia Common Stock
	High	Low
2013
First Quarter	$68.09	$59.50
Second Quarter	65.39	54.39
Third Quarter	66.14	45.69
Fourth Quarter	69.76	47.26
2014
First Quarter	81.78	62.76
Second Quarter	80.49	66.93
Third Quarter	89.26	77.14
Fourth Quarter	92.08	70.91
2015
First Quarter	96.45	76.34
Second Quarter	115.00	92.60
Third Quarter	130.99	104.00
Fourth Quarter (through December 16, 2015)	140.51	116.55

On December 16, 2015, the closing sale price of Expedia common stock as reported on the NASDAQ was $131.16 per share.

We urge you to obtain current market information for the Notes, to the extent available, and the shares of Expedia common stock before making any decision to surrender your Notes pursuant to the Repurchase Right or to convert your Notes pursuant to the Make-Whole Conversion Right.

2.5	Interest.

The Notes that remain outstanding after consummation of the Repurchase Right will continue to accrue interest until the Maturity Date, or until the principal of the Notes has been paid, unless the Notes are earlier repurchased or exchanged. Interest on outstanding Notes is paid on April 1st and October 1st of each year to record Holders of the Notes as of the preceding March 15th and September 15th, as applicable. The Notes bear interest on the principal amount at an annual interest rate of 0.125%.

Holders who validly surrender, and do not validly withdraw, their Notes in connection with the Repurchase Right will be entitled to receive accrued cash interest payable on their Notes to, but excluding, the Fundamental Change Repurchase Date. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month. The Company estimates that the accrued interest payable on the Notes will be approximately $0.38 per $1,000.00 principal amount of Notes validly surrendered for repurchase, and not validly withdrawn, based on the expected Fundamental Change Repurchase Date of January 20, 2016.

Holders converting the Notes will not receive a cash payment for accrued and unpaid interest.

3.	Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase.

Holders will be entitled to receive the Fundamental Change Repurchase Price for their Notes only if they validly surrender, and do not validly withdraw, their Notes for repurchase before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for repurchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000.00 principal amount or an integral multiple thereof. If Holders do not validly surrender their Notes before 5:00 p.m., New York City time, on the Expiration Date, their Notes will remain outstanding and subject to the existing terms of the Notes and the Indenture.

3.1	Delivery of Notes.

The Trustee has informed the Company that, as of the date of this Notice, all Notes are held through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through ATOP. Delivery of Notes via ATOP will satisfy the Holder’s delivery requirements pursuant to the terms of the Indenture. The method of delivery of Notes, and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below prior to 5:00 p.m., New York City time, on the Expiration Date.

A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting such Holder’s acceptance through DTC’s ATOP, subject to the terms and procedures of that system prior to 5:00 p.m., New York City time, on the Expiration Date.

In surrendering through ATOP, the electronic instructions sent to DTC by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of an agreement to be bound by the terms of the Repurchase Right, including those set forth in Section 3.2 below.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

3.2	Agreement to be Bound by the Terms of the Repurchase Right.

By surrendering, or instructing your nominee to surrender, your Notes for repurchase through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be repurchased as of the Fundamental Change Repurchase Date pursuant to the terms and conditions set forth in this Notice;

•	such Holder agrees to all of the terms of this Notice and acknowledges that it provides the notice required pursuant to the Indenture with respect to the Fundamental Change;

•	upon the terms and subject to the conditions set forth in this Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company, the Trustee, the Paying Agent and the Conversion Agent and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any repurchase or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes (with full knowledge that the Paying Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company with respect to the Fundamental Change Repurchase Price), all in accordance with the terms set forth in this Notice;

•	such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	surrenders of Notes pursuant to the Repurchase Right may be withdrawn through DTC in accordance with the withdrawal procedures of DTC if there is sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Repurchase Right hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any surrender of Notes for repurchase pursuant to the procedures described in this Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, which determination shall be final and binding on all parties.

4.	Right of Withdrawal.

Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw previously surrendered Notes, a Holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

Previously surrendered Notes that are validly withdrawn may be validly resurrendered for repurchase by following the surrender procedures described in Section 3 above. Notes surrendered for repurchase pursuant to the Repurchase Right may not be converted pursuant to the Make-Whole Conversion Right unless such Notes are first withdrawn on or prior to the Expiration Date. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5.	Payment for Surrendered Notes; Source and Amount of Funds.

We will deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date, subject to extension to comply with applicable law, regulation or rule, an amount of money sufficient to pay the Fundamental Change Repurchase Price of all of the Notes or portions thereof that are to be repurchased. The Paying Agent will then, following the later of (x) the Fundamental Change Repurchase Date and (y) the time of book-entry transfer or delivery of the applicable Notes to the Paying Agent by the Holder thereof, distribute the money to DTC, the sole record Holder of Notes. DTC will thereafter distribute the money to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Notes pursuant to the Repurchase Right is $402,652,335.00 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment). To pay for any Notes surrendered pursuant to the Repurchase Right, we intend to use cash on hand.

6.	Notes Acquired or Converted.

Any Notes repurchased by us pursuant to the Repurchase Right or converted by Holders pursuant to the Make-Whole Conversion Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans or Proposals of the Company.

Except as noted in this Notice and in the documents incorporated by reference herein, the Company currently has no plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006(c) of Regulation M-A issued under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.

Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the date of this Notice, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Notice as Annex A.

9.	Agreements Involving the Company’s Notes.

Except as described above and in this Notice, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Repurchase Right or with respect to any of the Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the Notes, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10.	Purchases of Notes by the Company and Its Affiliates.

Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes), other than through the Repurchase Right, from the date of this Notice until at least the tenth (10th) business day after the Fundamental Change Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Fundamental Change Repurchase Price. Any decision to purchase Notes after the Fundamental Change Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for repurchase pursuant to the Repurchase Right, the market price of Expedia common stock, the business and financial position of the Company and general economic and market conditions.

11.	Certain U.S. Federal Income Tax Consequences.

The following is a general discussion of certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined herein) of exercising the Repurchase Right or the Make-Whole Conversion Right. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial interpretations thereof, and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), all as in effect as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. Holders and Non-U.S. Holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of such Holder’s particular circumstances, and does not apply to Holders subject to special rules under the U.S. federal income tax laws (including, for example, insurance companies, mutual funds, tax-exempt entities, grantor trusts, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (or investors therein), subchapter S corporations or other flow-through entities (or investors therein), regulated investment companies, real estate investment trusts, persons subject to special rules applicable to former citizens and residents of the United States, U.S. Holders that have a “functional currency” other than the U.S. dollar, persons holding Notes as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, banks or other financial institutions, persons subject to the alternative minimum tax, brokers, dealers in securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, U.S. expatriates or former long-term residents of the United States, corporations treated as “personal holding companies,” “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, and retirement plans or individual retirement accounts or other tax-deferred accounts). In addition, the discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto), nor any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. Holders should consult their own tax advisors as to the particular tax consequences to them of exercising the Repurchase Right or the Make-Whole Conversion Right, including the applicability of any U.S. federal income and other tax laws, any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.

As of the original issuance of the Notes, HomeAway has taken the position for U.S. federal income tax purposes that the Notes are not “contingent payment debt instruments” within the meaning of the applicable Treasury Regulations. Accordingly, this discussion assumes that the Notes are not subject to the special rules governing “contingent payment debt instruments.”

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding Notes should consult their own tax advisors regarding the tax consequences of the exercise of the Repurchase Right or the Make-Whole Conversion Right.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXERCISE OF THE REPURCHASE RIGHT OR THE MAKE-WHOLE CONVERSION RIGHT OR OF RETAINING THE NOTES. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE EXERCISE OF THE REPURCHASE RIGHT OR THE MAKE-WHOLE CONVERSION RIGHT OR OF RETAINING THE NOTES, INCLUDING WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF NON-INCOME TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of a Note that is neither a U.S. Holder nor a partnership or a partnership for U.S. federal income tax purposes.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

Exercise of the Repurchase Right

A U.S. Holder will generally recognize gain or loss upon a disposition of a Note pursuant to the exercise of the Repurchase Right in an amount equal to the difference between (i) the amount of cash received for the Note (except to the extent such cash is attributable to accrued and unpaid interest, which will generally be treated as a payment of interest and will be taxable as ordinary income to the extent the U.S. Holder has not previously included the accrued interest in income) and (ii) the U.S. Holder’s adjusted tax basis in the Note. Subject to the market discount rules discussed below, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the Note exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rate of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in a Note will generally equal the cost of the Note to the U.S. Holder, increased by any market discount previously included in income with respect to the Note, and decreased (but not below zero) by any bond premium previously amortized by such U.S. Holder with respect to the Note.

If a U.S. Holder acquired a Note after its original issuance for an amount that was less than the Note’s stated principal amount, such U.S. Holder may be treated as having acquired the Note with “market discount.” Subject to a de minimis exception, the “market discount” on a Note will equal the amount, if any, by which the Note’s stated principal amount exceeds the U.S. Holder’s adjusted tax basis in the Note immediately after its acquisition. A U.S. Holder that acquired a Note with market discount will generally be required to treat any gain recognized upon the disposition of such Note as ordinary income to the extent of any market discount accrued on such Note during the period the Note was held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in gross income as it accrued for U.S. federal income tax purposes.

Exercise of the Make-Whole Conversion Right

If a U.S Holder exercises the Make-Whole Conversion Right, such U.S. Holder may receive solely cash or a combination of cash and common stock in exchange for the Note, depending on the Company’s chosen settlement method. If a U.S. Holder receives solely cash in exchange for a Note upon conversion of such Note, the U.S. Holder will recognize gain or loss as described above under “—Exercise of the Repurchase Right.”

The U.S. federal income tax treatment of a conversion of a Note into cash and common stock is not entirely clear, and U.S. Holders should consult their tax advisors regarding the consequences of such a conversion.

Recapitalization Treatment. If the Notes constitute “securities” for U.S. federal income tax purposes, a conversion of a Note into a combination of cash and common stock may be treated as a “recapitalization.” Under such treatment, a U.S. Holder will recognize gain, but not loss, in an amount equal to the lesser of (i) the excess of the sum of the cash and the fair market value of the common stock received (other than any amounts attributable to accrued and unpaid interest, which will be taxable to a U.S. Holder as ordinary interest income to the extent not previously included in income) over the U.S. Holder’s adjusted tax basis in the Note and (ii) the amount of cash received (other than cash received in lieu of a fractional share of common stock and cash attributable to accrued and unpaid interest). Subject to the market discount rules, any such gain generally will be capital gain, and will be long-term capital gain if, at the time of such conversion, the U.S. Holder’s holding period for the Note exceeds one year.

The receipt of cash in lieu of a fractional share of common stock generally should be treated as payment in a deemed exchange for the fractional share deemed received upon conversion of the Note. A U.S. Holder will generally recognize gain or loss upon the deemed sale of such fractional share of common stock in the amount equal to the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis allocable to such fractional share. Subject to the market discount rules, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Note exceeds one year.

A U.S. Holder’s tax basis in the common stock received upon a conversion of a Note into cash and common stock (including any fractional share of common stock deemed to be received by the U.S. Holder, but excluding any common stock attributable to accrued and upaid interest, the tax basis of which would equal its fair market value) generally will equal the tax basis of the Note that was converted in exchange therefor, reduced by the amount of any cash received (other than cash received in lieu of a fractional share of common stock and cash attributable to accrued and upaid interest), and increased by the amount of gain, if any, recognized (other than gain recognized with respect to any cash received in lieu of a fractional share). A U.S. Holder’s holding period for shares of common stock received upon conversion will include the period during which the U.S. Holder held the Notes, except that the holding period of any shares of common stock received with respect to accrued and unpaid interest would commence on the day after such shares are received.

Alternative Treatment. If conversion of a Note into cash and common stock is not treated as a “recapitalization,” such a conversion may instead be treated as in part a payment of cash in redemption of a portion of the Note and in part a conversion of a portion of the Note into common stock. In that case, the consequences to a U.S. Holder with respect to the portion of the Note treated as redeemed for cash would generally be as discussed above under “—Exercise of the Repurchase Right.” With respect to the portion of the Note treated as converted into common stock, a U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note solely into shares of common stock (except with respect to shares of common stock received that are attributable to accrued and unpaid interest (which will generally be taxable as ordinary interest income as described above to the extent not previously included in income) and except with respect to cash received in lieu of a fractional share of common stock). A U.S. Holder’s tax basis in the common stock received upon such a conversion (including any fractional share of common stock deemed to be received by the U.S. Holder, but excluding any common stock attributable to accrued and upaid interest, the tax basis of which will equal its fair market value) generally will equal the tax basis of the Note that was converted in exchange therefor. A U.S. Holder’s holding period for shares of common stock received upon such conversion will include the period during which the U.S. Holder held the Note, except that the holding period of any shares of common stock received with respect to accrued interest will commence on the day after such shares are received. Any cash received in lieu of a fractional share of common stock should be treated as payment in a deemed exchange for the fractional share deemed received upon conversion of the Note. A U.S. Holder will generally recognize gain or loss upon the deemed sale of such fractional share of common stock in the amount equal to the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis allocable to such fractional share. Subject to the market discount rules, any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Note exceeds one year.

For purposes of making the relevant calculations, the U.S. Holder’s tax basis in the Note would generally be allocated pro rata between the portion of the Note that is treated as converted into common stock and the portion of the Note that is treated as redeemed for cash, generally based on the relative fair market value of the common stock (including any fractional share of common stock deemed received but excluding any common shares attributable to accrued and unpaid interest) and the amount of cash received (other than any cash received in lieu of fractional shares of common stock or attributable to accrued and unpaid interest).

Other characterizations, including treatment as an entirely taxable exchange of a Note for common stock and cash, are possible. U.S. Holders should consult their own tax advisors concerning the tax treatment and particular tax consequences to them of a conversion of a Note into common stock and cash pursuant to the exercise of the Make-Whole Conversion Right.

U.S. Holders that Do Not Exercise Their Repurchase Right or Make-Whole Conversion Right

A U.S. Holder generally should not recognize any income, gain or loss solely as a result of not exercising either its Repurchase Right or its Make-Whole Conversion Right.

Information Reporting and Backup Withholding

In general, information reporting will apply to any payments made to a U.S. Holder pursuant to the exercise of the Repurchase Right or the Make-Whole Conversion Right, other than certain exempt recipients. Backup withholding (currently at a rate of 28%) may apply to such payments if the U.S. Holder fails to provide the applicable withholding agent with a properly completed and executed IRS Form W-9, furnishing such U.S. Holder’s taxpayer identification number and certifying that such U.S. Holder is not subject to backup withholding, or otherwise establishing an exemption

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, so long as the required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders

Exercise of the Repurchase Right or the Make-Whole Conversion Right

Except as described under “—Accrued But Unpaid Interest” and “—Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain realized on the disposition of a Note pursuant to the exercise of the Repurchase Right or the Make-Whole Conversion Right unless:

•	the gain is “effectively connected” with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	The Company (or HomeAway) is or has been a U.S. real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the Non-U.S. Holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments. Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the Non-U.S. Holder.

Accrued But Unpaid Interest

Subject to the discussion below under “—Information Reporting and Backup Withholding,” the portion of the amount paid to a Non-U.S. Holder pursuant to the exercise of the Repurchase Right or the Make-Whole Conversion Right that is attributable to accrued but unpaid interest will not be subject to the U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:

•	the accrued but unpaid interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is not attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” with respect to which the Company is a “related person” within the meaning of the Code; and

•	either (a) the Non-U.S. Holder properly certifies to its non-U.S. status on the appropriate IRS Form W-8BEN or IRS Form W-8-BEN-E, as applicable (or other applicable form) and complies with other certification requirements, or (b) the Non-U.S. Holder holds its Notes through certain foreign intermediaries and all applicable certification and documentation requirements are satisfied.

If the Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest exemption,” the portion of the amount that is attributable to accrued but unpaid interest will generally be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such interest is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States) and such Non-U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI. In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a Non-U.S. Holder generally must furnish to the applicable withholding agent a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. Non-U.S. Holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

The portion of the amount paid to a Non-U.S. Holder that is attributable to accrued but unpaid interest that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States) generally will not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and other requirements. Instead, such payment generally will be subject to U.S. federal income tax on a net income basis and at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Non-U.S. Holders that Do Not Exercise Their Repurchase Right or Make-Whole Conversion Right

A Non-U.S. Holder generally should not recognize any gain or loss solely as a result of not exercising either its Repurchase Right or its Make-Whole Conversion Right.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest paid to the Non-U.S. Holder and the amount of tax, if any, withheld with respect to interest. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Interest paid to a Non-U.S. Holder generally will be exempt from backup withholding if the Non-U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of Notes by a Non-U.S. Holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless such Non-U.S. Holder provides a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. The payment of proceeds from the disposition of Notes by a Non-U.S. Holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless the Non-U.S. Holder provides a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying the Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the Non-U.S. Holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the Holder to a refund, so long as the required information is timely furnished to the IRS.

12.	Additional Information.

In accordance with its obligations under the Exchange Act, the Company has filed annual, quarterly and current reports and proxy statements and other information with the SEC. These reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. These materials also may be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

We recommend that you review the Schedule TO, including exhibits, and the following materials that we and HomeAway have filed with the SEC before making a decision in respect of this Notice and the Notes:

•	Annual Report of the Company on Form 10-K for the year ended December 31, 2014 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Company’s definitive proxy statement filed on April 30, 2015);

•	Quarterly Reports of the Company on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	Current Reports of the Company on Form 8-K filed on February 12, 2015 (with respect to Item 9.01 only), February 13, 2015, March 4, 2015, March 10, 2015 (with respect to Item 9.01 only), March 26, 2015, April 1, 2015, April 2, 2015 (with respect to Item 1.01 only), April 30, 2015 (with respect to Item 8.01 only), May 22, 2015, June 3, 2015, June 19, 2015, July 1, 2015, July 30, 2015 (with respect to Item 8.01 only), August 13, 2015, September 17, 2015 (with respect to Item 2.01 only), October 29, 2015 (with respect to Item 8.01 only), November 4, 2015 (with respect to Item 9.01 only), November 5, 2015, November 12, 2015, November 16, 2015, November 18, 2015, December 1, 2015, December 8, 2015, December 11, 2015, December 15, 2015 and December 17, 2015;

•	Annual Report of HomeAway on Form 10-K for the year ended December 31, 2014 (Items 1, 1A, 2, 3, 6, 7, 7A, 8, 9A and 15(a) only);

•	Quarterly Reports of HomeAway on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015 (in each case, Part I and Items 1, 1A and 6 of Part II only);

•	Current Reports of HomeAway on Form 8-K filed on December 15, 2015 (dated as of December 14, 2015, as amended on December 15, 2015) and December 15, 2015 (dated as of December 15, 2015);

•	the Indenture, dated as of March 31, 2014, among the Company (as successor to HomeAway) and the Trustee (incorporated by reference to Exhibit 4.1 to HomeAway’s Current Report on Form 8-K filed on April 1, 2014);

•	the First Supplemental Indenture, dated as of December 15, 2015, among the Company, HomeAway and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 15, 2015).

We also recommend you review all documents filed with (but not furnished to) the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Notice and prior to 5:00 p.m., New York City time, on the Expiration Date.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Holders of the Notes may obtain any of the materials referred to above by requesting them in writing or by telephone from the Company at the following address:

Expedia, Inc.

333 108th Avenue NE

Bellevue, Washington 98004

Attention: Investor Relations

Telephone: (425) 679-7200

13.	No Solicitations.

The Company has not, directly or indirectly, employed, retained or compensated any person to make solicitations or recommendations in connection with the Repurchase Right.

14.	Conflicts.

In the event of any conflict between this Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, its Board of Directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation pursuant to this Notice. Each Holder must make his or her own decision as to whether to surrender Notes for repurchase, exercise the Make-Whole Conversion Right or retain the Notes, based on such Holder’s assessment of the current market value of the Notes and the value of the Transaction Consideration into which the Notes are exchangeable and other relevant factors.

EXPEDIA, INC.

December 17, 2015

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Executive Officers and Directors

Name	Title
Barry Diller	Chairman of the Board and Senior Executive
Victor Kaufman	Director and the Vice Chairman
Dara Khosrowshahi	President and Chief Executive Officer
A. George “Skip” Battle	Director
Pamela L. Coe	Director
Jonathan L. Dolgen	Director
Craig A. Jacobson	Director
John C. Malone	Director
Peter Kern	Director
José A. Tazón	Director
Susan C. Athey	Director
Christopher W. Shean	Director
Alexander von Furstenberg	Director
Mark Okerstrom	Chief Financial Officer and Executive Vice President Operations
Robert Dzielak	Executive Vice President, General Counsel and Secretary
Lance A. Soliday	Vice President, Chief Accounting Officer and Controller

The business address of each person set forth above is c/o Expedia, Inc., 333 108th Avenue NE, Bellevue, Washington 98004. Its investor relations and secretary may be reached at (425) 679-7200.

A-1